Exhibit 99.1

New alliance between Itaú and Rappi will bring greater financial inclusion to Chile

SANTIAGO, Chile, Mar. 29, 2021 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced a new alliance with Rappi that will bring greater financial inclusion to Chile. This initiative is backed-up on the experience and support of both Itaú and Rappi.

This agreement aims to revolutionize the local financial market with simple, innovative and unique digital products, allowing an increasing number of individuals to access new financial solutions in an agile and digital way.

With this initiative, Itaú and Rappi seek to democratize financial services, promote greater inclusion and, at the same time, simpler and faster digitization that brings broad benefits to users.

“At Itaú we want to be where our clients need us and we are thrilled to offer them new, simple, useful and reachable platforms, making their day-to-day easier and walking them through their financial needs. Both Itaú and Rappi are recognized digital players, and this alliance will allow us to reach an increasing number of individuals”, said Gabriel Moura, Itaú Corpbanca CEO.

"This alliance is a great step towards a transformation of the local financial system, through collaborative work between two companies that are experts in what they do and that have a focus on the digitization of processes and services. Innovation is part of our entrepreneurial DNA and together with Itaú we will now also offer financial solutions," said Isaac Cañas, CEO of Rappi Chile.

According to Itaú and Rappi, they expect the new offer of digital financial products and services to be available during the third quarter of this year, through this new business model resulting from this alliance.

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 39.22% owned by Itaú Unibanco, 27.16% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of December 31, 2020, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 9.9% market share. As the same date, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of total loans and nineth in terms of total deposits, as reported under local regulatory and accounting principles. As of December 31, 2020, its market share by loans reached 4.0%.

About Rappi

Rappi is a super App that fulfills the role of being the personal assistant and making life easier for its users. It was founded by Colombians Simón Borrero (CEO), Sebastián Mejía and Felipe Villamarín in Bogotá in 2015.

In March 2016, it joined Y Combinator, the world's largest technology company accelerator and was the first company to reach one million orders delivered in Latin America. In the second half of 2018, Rappi was recognized as a unicorn company, valued at US$1.0 billion.

In 2019 they received an investment of up to US$1.0 billion from SoftBank Group Corp. and the SoftBank Vision Fund. This investment has been the largest of its kind for a technology company based in Latin America. Rappi has been present in Chile since June 2018, in addition to having a presence in Colombia, Mexico, Costa Rica, Brazil, Ecuador, Uruguay, Argentina and Peru.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl